

Press Release





HANG SENG BANK LIMITED
2006 INTERIM RESULTS - HIGHLIGHTS

- Operating profit excluding loan impairment charges and other credit risk provisions up 7.6 per cent to HK$6,387 million (HK$5,934 million for the first half of 2005)

- Operating profit up 12.8 per cent to HK$6,353 million (HK$5,632 million for the first half of 2005)

- Pre-tax profit up 6.4 per cent to HK$7,513 million (HK$7,062 million for the first half of 2005)


PROCESSED
AUG 0 8 2006
THOMSON
FINANCIAL



- Attributable profit up 2.4 per cent to HK$6,190 million (HK$6,045 million for the first half of 2005)

- Return on average shareholders' funds of 29.0 per cent (29.7 per cent for the first half of 2005)

- Assets up 8.2 per cent to HK$628.3 billion (HK$580.8 billion at 31 December 2005)

- Earnings per share up 2.5 per cent to HK$3.24 (HK$3.16 per share for the first half of 2005)

- Second interim dividend of HK$1.10 per share; total dividends of HK$2.20 per share for the first half of 2006 (HK$2.20 per share for the first half of 2005)



- Total capital ratio of 14.2 per cent (12.8 per cent at 31 December 2005); tier 1 capital ratio of 11.0 per cent (10.4 per cent at 31 December 2005)

- Cost efficiency ratio of 26.8 per cent (26.7 per cent for the first half of 2005)

Within this document, the Hong Kong Special Administrative Region of the People's Republic of China has been referred to as 'Hong Kong'.



Comment by Michael Smith, Chairman

"Hang Seng made solid progress in the first half of 2006, supported by a buoyant local economy. Steps to expand and diversify our customer base led to increases in total deposits and loan balances. Together with the effects of rising interest rates, these increases underpinned growth in net interest income.

"We expanded our wealth management and commercial banking businesses, with good growth in investment services and insurance, trading profit and trade finance.

"Operating profit excluding loan impairment charges and other credit risk provisions was HK$6,387 million, an increase of HK$453 million, or 7.6 per cent, compared with the first half of 2005. Operating profit was up 12.8 per cent at HK$6,353 million, reflecting the 18.1 per cent growth in total operating income and the 88.7 per cent reduction in loan impairment charges. Investment in business expansion saw operating expenses rise by 8.4 per cent to HK$2,338 million.

"Attributable profit after taxation and minority interests was HK$6,190 million, an increase of 2.4 per cent compared with the same period last year, which benefited from a large property revaluation surplus.

"Personal Financial Services' operating profit excluding loan impairment charges rose by 7.0 per cent to HK$3,960 million, reflecting a 23.9 per cent increase in wealth management income to HK$2,211 million, which was driven by strong growth in our securities, life insurance and private banking businesses.

"Further efforts to deepen relationships with customers saw Commercial Banking's operating profit excluding loan impairment charges increase by 21.8 per cent to HK$933 million. Total loans were up 9.9 per cent compared with the end of 2005, supported by good growth in commercial loans and trade finance. Net fees and commissions were up 21.2 per cent.

"Corporate Banking's operating profit excluding loan impairment charges fell by 8.2 per cent to HK$257 million as high levels of liquidity and market competition among lenders continued to exert downward pressure on pricing.

"Rising interest rates further compressed spreads on treasury balance sheet management portfolios. This outweighed the encouraging 201.6 per cent growth in net trading income with Treasury recording a 39.0 per cent decline in operating profit excluding loan impairment charges to HK$444 million.

"We moved forward with our strategy to grow our mainland China business. We invested in our customer services by hiring around 100 new staff. We also opened a new Shanghai sub-branch, bringing our total number of outlets to 13. Mainland lending and deposits rose by 21.7 per cent and 11.2 per cent respectively. Profit from our investment in Industrial Bank was up 10.0 per cent at HK$209 million.

"The outlook for the rest of the year remains broadly positive with interest rate trends likely to have the greatest influence on economic performance. Sustained strong growth on the Mainland should continue to benefit Hong Kong's exports and re-exports, although a slight decline in trade activity is likely. Higher interest rates may restrain domestic demand slightly, particularly in the property sector, but consumption will be supported by improvement in the labour market.

Comment by Michael Smith, Chairman *(continued)*

"Competition in the banking sector will remain keen. We will further build our capabilities in areas such as wealth management, small and medium-sized enterprise services and consumer lending that offer good growth prospects. We will continue to expand our Mainland business and invest in our staff, brand and delivery channels."

Results summary

Hang Seng Bank Limited ('the Bank') and its subsidiaries and associates ('the Group') reported an unaudited profit attributable to shareholders of HK$6,190 million for the first half of 2006, an increase of 2.4 per cent over the first half of 2005. Earnings per share were up 2.5 per cent to HK$3.24. Compared with the second half of 2005, attributable profit rose by 16.9 per cent.

Operating income

Total operating income rose by HK$1,897 million, or 18.1 per cent, to HK$12,396 million. This reflects encouraging growth in net interest income, trading profit and investment services and insurance income, underpinned by the good economic environment and the buoyant investment market.

- **Net interest income** rose by HK$1,111 million, or 21.1 per cent, over the first half of 2005, excluding HK$847 million in net interest expenses on the trading and fair value portfolios. Including these portfolios, net interest income rose by HK$196 million, or 3.7 per cent. The spreads on Best Lending Rate ('BLR')-based loans improved, benefiting from a wider BLR/HIBOR gap. The rise in market interest rates enhanced the deposit spreads and the contribution from net free funds. These outweighed the further compression of treasury balance sheet management portfolio yields and the continuing pressure on mortgage pricing and corporate loan margins. Average interest earning assets (excluding the trading and fair value portfolios) grew by 8.7 per cent and net interest margin improved by 24 basis points to 2.37 per cent.

- Securities broking and related services and private banking investment services benefited from the buoyant equities market, reporting growth in fees and commissions of 88.4 per cent and 68.4 per cent respectively. These increases, together with the growth in card services income, contributed significantly to the rise of HK$205 million, or 13.0 per cent, in net fees and commissions.

- **Net trading income** comprises trading profits of HK$659 million, which rose by 69.4 per cent over the same period last year. Foreign exchange income rose by 120.2 per cent, attributable to improvement in trading results, increased customer flows and spreads earned on foreign exchange linked structured products. After deducting HK$879 million in net interest expenses, which rose significantly due to the growth in structured deposits classified as trading liabilities, a net trading loss of HK$220 million was reported.

- **Net earned insurance premiums** increased by HK$1,226 million, or 44.9 per cent, compared with the first half of 2005, reflecting strong growth in life insurance business. Riding on the successful launch of the Monthly Income Retirement Plan, Hang Seng Life Limited continued to gain market share in terms of new annualised premiums. The investment return on the life insurance funds, reported under net income from financial instruments designated at fair value, also improved under the favourable investment environment.

- **Net operating income before loan impairment charges and other credit provisions** increased by HK$635 million, or 7.8 per cent.

Results summary *(continued)*

Operating expenses rose by HK$182 million, or 8.4 per cent, to HK$2,338 million, mainly due to salary increases and costs associated with hiring new staff for business expansion.

Operating profit

Operating profit excluding loan impairment charges rose by HK$453 million, or 7.6 per cent, compared with the first half of 2005. Taking into account the substantial reduction of 88.7 per cent in loan impairment charges to HK$34 million, **operating profit** recorded strong growth of HK$721 million, or 12.8 per cent, to reach HK$6,353 million. Compared with the second half of 2005, operating profit excluding loan impairment charges rose by 11.0 per cent and operating profit increased by 16.9 per cent.

Attributable profit

Pre-tax profit was HK$7,513 million, an increase of 6.4 per cent over the same period last year. This figure takes into account profit on disposal of fixed assets and financial investments (up 64.9 per cent), net surplus on property revaluation (down 63.7 per cent) and share of profits from associates (up 30.7 per cent). **Attributable profit** after taxation and minority interests rose by HK$145 million, or 2.4 per cent, to HK$6,190 million. Compared with the second half of 2005, pre-tax profit and attributable profit rose by 19.3 per cent and 16.9 per cent respectively.

Balance sheet and key ratios

Total assets grew by HK$47.5 billion, or 8.2 per cent, during the first half of 2006 to HK$628.3 billion. This was driven by the encouraging growth of 5.4 per cent in customer deposits and certificates of deposit and other instruments in issue and a 22.2 per cent rise in life insurance funds. Customer advances rose by 2.2 per cent. In line with the Bank's strategy to diversify its loan portfolio, good growth was recorded in trade finance, commercial banking advances, mortgages and personal loans, outweighing declines in mortgages under the suspended Government Home Ownership Scheme ('GHOS') and lending to large corporations. The increase in customer deposits also funded the growth in interbank placing and money market instruments. At 30 June 2006, the advances-to-deposits ratio was 52.8 per cent, compared with 54.4 per cent at the end of 2005.

Shareholders' funds (excluding proposed dividends) rose by HK$2,677 million, or 6.9 per cent, to HK$41,615 million at 30 June 2006. This reflects the HK$2,575 million growth in retained profits, including the realisation of property revaluation reserves on properties disposed of during the first half of this year.

The return on average total assets was 2.1 per cent, compared with 2.2 per cent in the first half of 2005. The return on average shareholders' funds was 29.0 per cent (29.7 per cent in the first half of 2005).

The total capital ratio strengthened to 14.2 per cent at 30 June 2006, up from 12.8 per cent at the end of 2005. The tier 1 ratio rose from 10.4 per cent to 11.0 per cent. The growth in capital base reflects the increase in retained profits, which included the realisation of property revaluation reserves on properties disposed of during the period, and a US$450 million subordinated notes issue.

Results summary *(continued)*

The Bank maintained a strong liquidity position. The average liquidity ratio for the first half of 2006 was 50.9 per cent (calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance), compared with an average liquidity ratio of 43.6 per cent for the same period last year.

The cost efficiency ratio for the first half of 2006 was 26.8 per cent, compared with 26.7 per cent for the same period in 2005.

Dividends

The Directors have declared a second interim dividend of HK$1.10 per share, which will be payable on 31 August 2006 to shareholders on the register of shareholders as of 23 August 2006. Together with the first interim dividend of HK$1.10 per share, the total distribution for the first half of 2006 will amount to HK$2.20 per share, the same as that in the first half of 2005.

Customer group performance

Figures in HK$m	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Inter-segment elimination	Total
Half-year ended 30 June 2006							
Net interest income	3,543	920	293	175	563	881	6,375
Net fee income	1,334	394	40	(13)	27	–	1,782
Net trading income	252	70	4	368	–	(914)	(220)
Net income from financial instruments designated at fair value	50	–	–	(1)	–	33	82
Dividend income	3	–	–	–	28	–	31
Net earned insurance premiums	3,872	81	1	–	–	–	3,954
Other operating income	273	15	–	–	104	–	392
Inter-segment income	–	–	–	–	191	(191)	–
Total operating income	9,327	1,480	338	529	913	(191)	12,396
Net insurance claims incurred and movement in policyholder liabilities	(3,641)	(30)	–	–	–	–	(3,671)
Net operating income before loan impairment (charges)/ releases and other credit risk provisions	5,686	1,450	338	529	913	(191)	8,725
Loan impairment (charges)/ *releases and other* credit risk provisions	(74)	26	14	–	–	–	(34)
Net operating income	5,612	1,476	352	529	913	(191)	8,691
Total operating expenses ♦	(1,561)	(498)	(78)	(81)	(120)	–	(2,338)
Inter-segment expenses	(165)	(19)	(3)	(4)	–	191	–
Operating profit	3,886	959	271	444	793	–	6,353
Profit on disposal of fixed assets and financial investments	–	–	–	–	574	–	574
Net surplus on property revaluation	–	–	–	–	318	–	318
Share of profits from associates	11	137	–	62	58	–	268
Profit before tax	3,897	1,096	271	506	1,743	–	7,513
Share of pre-tax profit	51.9 %	14.6 %	3.6 %	6.7 %	23.2 %	–	100.0 %
Operating profit excluding inter-segment transactions	4,051	978	274	448	602	–	6,353
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	3,960	933	257	444	793	–	6,387
♦ Depreciation/amortisation included in total operating expenses	(51)	(4)	(2)	(1)	(96)	–	(154)
At 30 June 2006							
Total assets	160,551	59,758	72,230	305,126	30,624	–	628,289
Total liabilities	399,620	71,670	39,398	48,950	23,653	–	583,291
Investments in associates	131	1,649	–	745	742	–	3,267
Capital expenditure incurred during the period	69	10	3	3	57	–	142

Customer group performance *(continued)*

Figures in HK$m	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Inter-segment elimination	Total
Half-year ended 30 June 2005							
Net interest income	3,363	734	302	686	257	(78)	5,264
Net fee income	1,196	325	39	(11)	28	–	1,577
Net trading income	173	60	3	122	–	75	433
Net income from financial instruments designated at fair value	31	–	–	14	2	3	50
Dividend income	3	1	–	–	33	–	37
Net earned insurance premiums	2,619	109	–	–	–	–	2,728
Other operating income	293	13	2	–	102	–	410
Inter-segment income	–	–	–	–	154	(154)	–
Total operating income	7,678	1,242	346	811	576	(154)	10,499
Net insurance claims incurred and movement in policyholder liabilities	(2,387)	(22)	–	–	–	–	(2,409)
Net operating income before loan impairment (charges)/ releases and other credit risk provisions	5,291	1,220	346	811	576	(154)	8,090
Loan impairment (charges)/ releases and other credit risk provisions	260	(453)	(109)	–	–	–	(302)
Net operating income	5,551	767	237	811	576	(154)	7,788
Total operating expenses ♦	(1,468)	(429)	(63)	(80)	(116)	–	(2,156)
Inter-segment expenses	(123)	(25)	(3)	(3)	–	154	–
Operating profit	3,960	313	171	728	460	–	5,632
Profit on disposal of fixed assets and financial investments	–	–	–	–	348	–	348
Net surplus on property revaluation	–	–	–	–	877	–	877
Share of profits from associates	10	124	–	56	15	–	205
Profit before tax	3,970	437	171	784	1,700	–	7,062
Share of pre-tax profit	56.2 %	6.2 %	2.4 %	11.1 %	24.1 %	–	100.0 %
Operating profit excluding inter-segment transactions	4,083	338	174	731	306	–	5,632
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	3,700	766	280	728	460	–	5,934
♦ Depreciation/amortisation included in total operating expenses	(50)	(9)	(1)	(1)	(78)	–	(139)
At 30 June 2005							
Total assets	146,398	54,865	80,182	267,687	23,101	–	572,233
Total liabilities	353,402	75,517	29,628	61,214	10,041	–	529,802
Investments in associates	96	1,210	–	546	597	–	2,449
Capital expenditure incurred during the period	63	13	5	1	15	–	97

Customer group performance *(continued)*

Figures in HK$m	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Inter-segment elimination	Total
Half-year ended 31 December 2005							
Net interest income	3,737	853	310	172	257	475	5,804
Net fee income	905	341	40	(10)	21	–	1,297
Net trading income	194	74	3	381	–	(506)	146
Net income from financial instruments designated at fair value	(64)	–	–	(9)	(6)	31	(48)
Dividend income	2	4	–	–	17	–	23
Net earned insurance premiums	5,023	114	–	–	–	–	5,137
Other operating income	269	12	2	–	105	–	388
Inter-segment income	–	–	–	–	154	(154)	–
Total operating income	10,066	1,398	355	534	548	(154)	12,747
Net insurance claims incurred and movement in policyholder liabilities	(4,577)	(28)	–	–	–	–	(4,605)
Net operating income before loan impairment (charges)/ releases and other credit risk provisions	5,489	1,370	355	534	548	(154)	8,142
Loan impairment (charges)/ releases and other credit risk provisions	(28)	(350)	62	–	–	–	(316)
Net operating income	5,461	1,020	417	534	548	(154)	7,826
Total operating expenses*	(1,618)	(474)	(79)	(77)	(142)	–	(2,390)
Inter-segment expenses	(135)	(15)	(2)	(2)	–	154	–
Operating profit	3,708	531	336	455	406	–	5,436
Profit on disposal of fixed assets and financial investments	–	–	–	(217)	346	–	129
Net surplus on property revaluation	–	–	–	–	436	–	436
Share of profits from associates	8	110	–	50	127	–	295
Profit before tax	3,716	641	336	288	1,315	–	6,296
Share of pre-tax profit	59.0 %	10.2 %	5.3 %	4.6 %	20.9 %	–	100.0 %
Operating profit excluding inter-segment transactions	3,843	546	338	457	252	–	5,436
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	3,736	881	274	455	406	–	5,752
*Depreciation/amortisation included in total operating expenses	(53)	(4)	(2)	(1)	(90)	–	(150)
At 31 December 2005							
Total assets	152,086	54,319	77,514	266,645	30,256	–	580,820
Total liabilities	372,941	77,249	31,672	33,541	21,687	–	537,090
Investments in associates	116	1,454	–	657	702	–	2,929
Capital expenditure incurred during the period	44	7	2	1	80	–	134

Customer group performance *(continued)*

Personal Financial Services ('PFS') reported an operating profit excluding loan impairment charges of HK$3,960 million, an increase of 7.0 per cent over the first half of 2005, driven by the encouraging growth of investment services and insurance businesses. Net interest income rose by 5.4 per cent. The spread of BLR-based lending benefited from a wider BLR/HIBOR spread despite continued pressure on mortgage pricing. While average customer deposits recorded encouraging growth of 9.1 per cent over the same period last year, there has been a significant shift of Hong Kong dollar savings to time deposits, thus lifting the overall funding cost for PFS. Fees and commissions recorded strong growth of 11.5 per cent, contributed by securities broking and related services, private banking and card services. The launch of more diversified structured investment and deposit products boosted net trading income, which grew by 45.7 per cent. Life insurance maintained its strong growth momentum and reported a 28.4 per cent rise in income. At the pre-tax profit level, PFS recorded a fall of 1.8 per cent compared with the same period last year which benefited from large releases in loan impairment allowances for mortgages and personal loans.

Wealth management remained the growth driver of PFS's performance. PFS offers a highly diversified range of investment services and products through a wide distribution network and an efficient and convenient e-banking platform. PFS's Investment Supermart offers over 400 investment funds. Benefiting from the buoyant stock market, income from securities broking and related services rose by 83.5 per cent and trading volume grew 101.3 per cent. Securities broking expanded its customer base and gained market share through promotional campaigns and special offers to acquire new customers and encourage active trading. Equity funds and high-yield fixed income funds built on the previous success of capital guaranteed funds and achieved record sales. Various structured investment and deposit products were developed to capture movements in the equity, foreign exchange and commodity markets to enhance investment returns for customers. Private banking further strengthened its relationship management and advisory team, and continued to deliver outstanding performance, with 42.1 per cent growth in total operating income.

PFS achieved 4.1 per cent growth in customer advances and further diversified its loan portfolio. During the first half of 2006, residential property prices remained stable but market activity slowed down. With the widening of the BLR/HIBOR gap, major market players started to launch price promotion campaigns to compete for market share. The Bank achieved growth of 1.8 per cent in loan balances and gained market share by offering a diverse range of products, adopting a flexible pricing strategy and launching joint offers with developers. Personal loans grew by 16.8 per cent following the introduction of new loan products and the streamlining of credit approval procedures. Credit card advances fell by 1.9 per cent over the previous year-end due to the repayment of tax bill payment balances, but recorded a growth of 15.2 per cent year-on-year. Cards in issue reached 1.32 million, a rise of 3.6 per cent over the end of 2005, the result of continuous acquisition efforts and the launch of VISA Infinite, an invitation-only credit card for prestigious customers, and alpha card, a debit card for young people. Boosted by the Cash Dollar Reward loyalty scheme and joint campaigns with selected merchants, card spending rose by 9.2 per cent, compared with the same period last year.

PFS's strategy in mainland China is to focus on providing wealth management services to the higher end segment. Initiatives in the first half of 2006 include the launch of a series of market-linked structured deposit products, which were well received by customers. The Bank's Mainland business strategy is being implemented through a growing branch and sub-branch network in major cities in the Pearl River Delta and the Yangtze River Delta.

Customer group performance *(continued)*

Commercial Banking ('CMB') achieved an encouraging rise of 21.8 per cent in operating profit excluding loan impairment charges, driven by strong growth in trade finance and other advances and the development of corporate wealth management business. Taking into account the release in loan impairment allowances, pre-tax profit reported an increase of 150.8 per cent over the first half of 2005.

Net interest income reported strong growth of 25.3 per cent, attributable to a 9.9 per cent increase in customer advances, with strong growth of 17.8 per cent recorded for trade finance. The widening of the BLR/HIBOR gap also enhanced the interest spread of BLR-based lending, including mortgages, trade advances and SME loans. The spread on current account deposits also benefited from the rise in Hong Kong dollar interest rates. As a key initiative to expand non-fund income, CMB established a corporate wealth management team to look after the investment and treasury needs of commercial banking customers. Payment and cash management also saw solid growth. These resulted in 21.2 per cent growth in net fees and commissions and an increase of 16.7 per cent in net trading income.

CMB also continued to strengthen its relationships with middle-market enterprises ('MME'). Later this year, the Bank will become the first foreign bank to establish a branch in Dongguan, China, putting CMB in a good position to serve the Hong Kong and Mainland financing needs of the large number of MME customers that have business operations in this region.

To further enhance SME services, customer-focused solutions for specific industries were developed. During the first half of 2006, two new business banking centres were opened and the Business Partner Direct 24-hour manned hotline service was launched.

Following further expansion of the Bank's Mainland network to a total of 13 outlets, CMB business on the Mainland reported strong growth of 53.2 per cent in customer advances and expanded its trade services operations.

Corporate Banking ('CIB') reported an operating profit excluding loan impairment charges of HK$257 million, a fall of 8.2 per cent compared with the first half of 2005. Pre-tax profit, however, rose by 58.5 per cent to HK$271 million, with a HK$14 million release in loan impairment allowances in the current period, compared with a charge of HK$109 million in the same period last year.

Ample market liquidity and intense competition further drove down corporate lending margins. In line with CIB's strategy to diversify away from low margin lending, large corporate loans recorded a decline of 6.6 per cent for the first half of 2006. Total operating income was on par with the same period in 2005, as the small decline in net interest income was offset by an increase in net fee income.

CIB has been active in financing the mainland China projects of Hong Kong-based corporate customers and continued to expand its corporate customer base on the Mainland.

Customer group performance *(continued)*

Treasury's ('TRY') pre-tax profit was down by HK$278 million, or 35.5 per cent, to HK$506 million. TRY made substantial efforts to grow its net trading income, resulting in an increase of HK$246 million, or 201.6 per cent. This was achieved by enhancing proprietary trading capabilities, expanding corporate treasury services and further developing structured products for PFS and CMB customers. This partially made up for the HK$511 million, or 74.5 per cent, fall in balance sheet management and money market revenues as the portfolio yields were further compressed by the continued rise in interest rates. With the lack of yield enhancement opportunities under the flat yield curves environment, TRY is taking a defensive balance sheet management position.

TRY expanded its operations on the Mainland using Shanghai as a hub to manage the funding needs of all Mainland branches and to structure investment products for the Mainland market.

The financial information in this press release is based on the unaudited consolidated financial statements of Hang Seng Bank Limited ('the Bank') and its subsidiaries and associates ('the Group') for the six months ended 30 June 2006.

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Interest income	**13,334**	7,900	11,129
Interest expense	**(6,959)**	(2,636)	(5,325)
Net interest income	**6,375**	5,264	5,804
Fee income	**2,078**	1,792	1,602
Fee expense	**(296)**	(215)	(305)
Net fee income	**1,782**	1,577	1,297
Trading income excluding net interest expense	**659**	389	496
Net interest (expense)/income on trading activities	**(879)**	44	(350)
Net trading income	**(220)**	433	146
Net income from financial instruments designated at fair value	**82**	50	(48)
Dividend income	**31**	37	23
Net earned insurance premiums	**3,954**	2,728	5,137
Other operating income	**392**	410	388
Total operating income	**12,396**	10,499	12,747
Net insurance claims incurred and movement in policyholder liabilities	**(3,671)**	(2,409)	(4,605)
Net operating income before loan impairment charges and other credit risk provisions	**8,725**	8,090	8,142
Loan impairment charges and other credit risk provisions	**(34)**	(302)	(316)
Net operating income	**8,691**	7,788	7,826
Employee compensation and benefits	**(1,277)**	(1,125)	(1,156)
General and administrative expenses	**(907)**	(892)	(1,084)
Depreciation of premises, plant and equipment	**(150)**	(135)	(145)
Amortisation of intangible assets	**(4)**	(4)	(5)
Total operating expenses	**(2,338)**	(2,156)	(2,390)
Operating profit	**6,353**	5,632	5,436
Profit on disposal of fixed assets and financial investments	**574**	348	129
Net surplus on property revaluation	**318**	877	436
Share of profits from associates	**268**	205	295
Profit before tax	**7,513**	7,062	6,296
Tax expenses	**(1,202)**	(924)	(871)
Profit for the period	**6,311**	6,138	5,425
Profit attributable to minority interests	**(121)**	(93)	(128)
Profit attributable to shareholders	**6,190**	6,045	5,297
Dividends	**4,206**	4,206	5,736
Figures in HK$			
Earnings per share	**3.24**	3.16	2.77
Dividends per share	**2.20**	2.20	3.00

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Assets			
Cash and balances with banks and other financial institutions	**13,763**	7,816	9,201
Placings with and advances to banks and other financial institutions	**82,563**	65,982	69,286
Trading assets	**14,543**	13,812	12,600
Financial assets designated at fair value	**6,429**	3,743	6,027
Derivative financial instruments	**2,161**	1,552	1,715
Advances to customers	**266,505**	260,512	260,680
Financial investments	**211,955**	192,951	189,904
Investments in associates	**3,267**	2,449	2,929
Investment properties	**3,161**	3,913	4,273
Premises, plant and equipment	**6,553**	6,559	6,750
Interest in leasehold land held for own use under operating lease	**587**	601	594
Intangible assets	**1,857**	1,426	1,636
Other assets	**14,945**	10,917	15,225
	628,289	572,233	580,820
Liabilities			
Current, savings and other deposit accounts	**448,097**	430,395	430,995
Deposits from banks	**22,131**	34,753	12,043
Trading liabilities	**61,630**	24,358	45,804
Financial liabilities designated at fair value	**950**	995	967
Derivative financial instruments	**2,256**	1,857	1,792
Certificates of deposit and other debt securities in issue	**8,312**	11,158	10,023
Other liabilities	**10,821**	10,380	14,138
Liabilities to customers under investment contracts	**544**	542	561
Liabilities to customers under insurance contracts	**18,877**	11,558	15,335
Deferred tax and current tax liabilities	**2,668**	2,310	1,921
Subordinated liabilities	**7,005**	1,496	3,511
	583,291	529,802	537,090
Capital resources			
Minority interests	**1,280**	931	1,159
Share capital	**9,559**	9,559	9,559
Retained profits	**28,627**	26,222	26,052
Other reserves	**3,429**	3,616	3,327
Proposed dividends	**2,103**	2,103	3,633
Shareholders' funds	**43,718**	41,500	42,571
	44,998	42,431	43,730
	628,289	572,233	580,820

Figures in HK$m	*Attributable to shareholders*						
	Share capital	***Other reserves***	***Retained profits***	***Proposed dividends***	***Total***	***Minority interests***	***Total equity***
Balance at 1 January 2006	**9,559**	**3,327**	**26,052**	**3,633**	**42,571**	**1,159**	**43,730**
Premises revaluation reserve, net of tax	–	(21)	587	–	566	–	566
- Unrealised surplus on revaluation	–	469	–	–	469	–	469
- Depreciation charge on revaluation	–	(36)	36	–	–	–	–
- Realisation of revaluation surplus on disposal of premises	–	(454)	551	–	97	–	97
Available-for-sale investment reserve, net of tax	–	54	–	–	54	–	54
- Revaluation gains taken to equity	–	175	–	–	175	–	175
- Transfer to income statement on disposal	–	(121)	–	–	(121)	–	(121)
Cash flow hedges reserve, net of tax	–	(49)	–	–	(49)	–	(49)
- Revaluation losses taken to equity	–	(51)	–	–	(51)	–	(51)
- Transfer to income statement	–	2	–	–	2	–	2
Exchange and other movements	–	118	2	–	120	–	120
Actuarial gains on defined benefit plans	–	–	2	–	2	–	2
Profit for the period	–	–	6,190	–	6,190	121	6,311
Dividends proposed during the period	–	–	(4,206)	4,206	–	–	–
Dividends approved and declared during the period	–	–	–	(5,736)	(5,736)	–	(5,736)
Balance at 30 June 2006	**9,559**	**3,429**	**28,627**	**2,103**	**43,718**	**1,280**	**44,998**

	Attributable to shareholders						
Figures in HK$m	*Share capital*	*Other reserves*	*Retained profits*	*Proposed dividends*	*Total*	*Minority interests*	*Total equity*
Balance at 1 July 2005	9,559	3,616	26,222	2,103	41,500	931	42,431
Premises revaluation reserve, net of tax	–	156	81	–	237	–	237
- Unrealised surplus on revaluation	–	228	–	–	228	–	228
- Depreciation charge on revaluation	–	(32)	32	–	–	–	–
- Realisation of revaluation surplus on disposal of premises	–	(40)	49	–	9	–	9
Available-for-sale investment reserve, net of tax	–	(310)	–	–	(310)	–	(310)
- Revaluation losses taken to equity	–	(146)	–	–	(146)	–	(146)
- Transfer to income statement on disposal	–	(164)	–	–	(164)	–	(164)
Cash flow hedges reserve, net of tax	–	(227)	–	–	(227)	–	(227)
- Revaluation losses taken to equity	–	(227)	–	–	(227)	–	(227)
Exchange and other movements	–	92	21	–	113	–	113
Actuarial gains on defined benefit plans	–	–	167	–	167	–	167
Increase in subsidiary's capital	–	–	–	–	–	100	100
Profit for the period	–	–	5,297	–	5,297	128	5,425
Dividends proposed during the period	–	–	(5,736)	5,736	–	–	–
Dividends approved and declared during the period	–	–	–	(4,206)	(4,206)	–	(4,206)
Balance at 31 December 2005	9,559	3,327	26,052	3,633	42,571	1,159	43,730

Figures in HK$m	*Attributable to shareholders*						
	Share capital	*Other reserves*	*Retained profits*	*Proposed dividends*	*Total*	*Minority interests*	*Total equity*
Balance at 1 January 2005	9,559	4,413	24,389	3,633	41,994	838	42,832
Premises revaluation reserve, net of tax	–	609	26	–	635	–	635
- Unrealised surplus on revaluation	–	635	–	–	635	–	635
- Depreciation charge on revaluation	–	(26)	26	–	–	–	–
Available-for-sale investment reserve, net of tax	–	(1,165)	–	–	(1,165)	–	(1,165)
- Revaluation losses taken to equity	–	(842)	–	–	(842)	–	(842)
- Transfer to income statement on disposal	–	(323)	–	–	(323)	–	(323)
Cash flow hedges reserve, net of tax	–	(265)	–	–	(265)	–	(265)
- Revaluation losses taken to equity	–	(265)	–	–	(265)	–	(265)
Exchange and other movements	–	24	(23)	–	1	–	1
Actuarial losses on defined benefit plans	–	–	(9)	–	(9)	–	(9)
Profit for the period	–	–	6,045	–	6,045	93	6,138
Dividends proposed during the period	–	–	(4,206)	4,206	–	–	–
Dividends approved and declared during the period	–	–	–	(5,736)	(5,736)	–	(5,736)
Balance at 30 June 2005	9,559	3,616	26,222	2,103	41,500	931	42,431

Economic profit is calculated from post-tax profit, adjusted for any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus, and takes into account the cost of capital invested by the Bank's shareholders. For the first half of 2006, economic profit was HK$3,825 million, an increase of HK$557 million, or 17.0 per cent, compared with the same period last year. Post-tax profit, adjusted for the property revaluation surplus (net of deferred tax) and depreciation attributable to the revaluation, rose by HK$623 million. The cost of capital rose by HK$66 million, in line with growth in invested capital. The economic profit figure demonstrates that the Bank continues to create value for its shareholders.

	Half-year ended 30 June 2006		*Half-year ended 30 June 2005*		*Half-year ended 31 December 2005*	
	HK$m	***%***	*HK$m*	*%*	*HK$m*	*%*
Average invested capital	**37,485**		35,708		36,287	
Return on invested capital[‡]	**5,963**	**32.1**	5,340	30.1	4,963	27.1
Cost of capital	**(2,138)**	**(11.5)**	(2,072)	(11.7)	(2,147)	(11.7)
Economic profit	**3,825**	**20.6**	3,268	18.4	2,816	15.4

[‡] *Return on invested capital is based on post-tax profit excluding any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus.*

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*
Net cash inflow from operating activities	**38,080**	10,716
Cash flows from investing activities		
Dividends received from associates	**20**	55
Purchase of available-for-sale investments	**(60,007)**	(37,760)
Purchase of held-to-maturity debt securities	**(216)**	(184)
Proceeds from sale or redemption of available-for-sale investments	**34,844**	11,816
Proceeds from sale or redemption of held-to-maturity debt securities	**28**	28
Purchase of fixed assets	**(143)**	(97)
Proceeds from sale of fixed assets	**2,599**	94
Interest received from available-for-sale investments	**2,408**	2,190
Dividends received from available-for-sale investments	**31**	35
Net cash outflow from investing activities	**(20,436)**	(23,823)
Cash flows from financing activities		
Dividends paid	**(5,736)**	(5,736)
Interest paid for subordinated liabilities	**(108)**	–
Proceeds from subordinated liabilities, including financial liabilities designated at fair value	**3,495**	2,492
Net cash outflow from financing activities	**(2,349)**	(3,244)
Increase/(decrease) in cash and cash equivalents	**15,295**	(16,351)
Cash and cash equivalents at 1 January	**65,513**	67,051
Effect of foreign exchange rate changes	**54**	(235)
Cash and cash equivalents at 30 June	**80,862**	50,465

Net interest income

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Net interest income	**6,375**	5,264	5,804
Average interest-earning assets	**541,337**	497,987	512,337
Net interest spread	**1.82 %**	1.99 %	1.87 %
Net interest margin	**2.37 %**	2.13 %	2.25 %

Net interest income was HK$6,375 million, an increase of HK$1,111 million, or 21.1 per cent, compared with the first half of 2005, on the basis of excluding net interest expenses of HK$847 million on the trading and fair value portfolios. Average interest-earning assets (excluding the trading and fair value portfolios) grew by 8.7 per cent and net interest margin increased by 24 basis points to 2.37 per cent. Net interest spread fell by 17 basis points to 1.82 per cent, while contribution from net free funds rose by 41 basis points to 0.55 per cent.

The non-treasury portfolios performed well due to improvement in spreads on BLR-based loans, which benefited from a wider BLR/HIBOR gap, and the widening of deposit spreads, despite continued pressure on mortgage pricing and corporate loan margins. However, the treasury balance sheet management portfolio yields were further compressed under an environment of persistently rising interest rates and flat yield curves.

Contribution from net free funds, including shareholders' funds and non-interest-bearing deposits, increased significantly following the rise in market interest rates. The exclusion of net interest expenses in the trading and fair value portfolios also contributed to the increase in contribution of net free funds.

Compared with the second half of 2005, net interest income rose by HK$571 million, or 9.8 per cent, on the basis of excluding net interest expenses in the trading and fair value portfolios for both periods (HK$847 million in the first half of this year and HK$340 million in the second half of last year). This was mainly due to the 5.7 per cent increase in average interest-earning assets and the increase in contribution from net free funds. The net interest margin rose from 2.25 per cent to 2.37 per cent.

The average yield on the residential mortgage portfolio (excluding GHOS mortgages and staff loans) was 230 basis points below BLR for the first half of 2006, compared with 223 basis points and 227 basis points below BLR for the first and second halves of 2005 respectively. Mortgage incentive payments totalled HK$44 million for the first half of 2006, compared with HK$55 million and HK$42 million for the first and second halves of 2005 respectively.

Net interest income *(continued)*

Net interest income, including net interest expenses of the trading and fair value portfolios, amounted to HK$5,528 million, a rise of HK$196 million, or 3.7 per cent, over the same period last year. Compared with the second half of 2005, net interest income on this basis rose by HK$64 million, or 1.2 per cent.

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Net interest income as per income statement	**6,375**	5,264	5,804
Interest income less expense from:			
- trading financial instruments	**(879)**	44	(350)
- fair value financial instruments	**32**	24	10
Total net interest income	**5,528**	5,332	5,464

Net fee income

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
- Stockbroking and related services	**439**	233	260
- Retail investment products and funds under management	**521**	575	341
- Insurance	**59**	77	39
- Account services	**121**	110	115
- Private banking	**160**	95	79
- Remittances	**75**	67	74
- Cards	**403**	334	371
- Credit facilities	**52**	51	66
- Trade services	**176**	180	195
- Other	**72**	70	62
Fee income	**2,078**	1,792	1,602
Fee expense	**(296)**	(215)	(305)
	1,782	1,577	1,297

Net fee income rose by HK$205 million, or 13.0 per cent. This reflects the strong growth of 88.4 per cent in securities broking and related services income, the 68.4 per cent increase in private banking investment service income and advisory fees, and the 20.7 per cent rise in card services income. Payment and cash management business also showed good progress, reporting growth in remittances and account services income of 11.9 per cent and 10.0 per cent respectively.

Compared with the second half of 2005, net fees and commissions rose by HK$485 million, or 37.4 per cent, with strong growth in income from securities broking and related services, private banking and retail investment products.

Net trading income

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Trading profits:			
- Foreign exchange	**610**	277	508
- Securities, derivatives and other trading activities	**49**	112	(12)
	659	389	496
Net interest (expense)/income on trading assets and liabilities	**(879)**	44	(350)
	(220)	433	146

Trading profits reached HK$659 million, a rise of HK$270 million, or 69.4 per cent, over the first half of 2005. Foreign exchange income increased by HK$333 million, or 120.2 per cent, attributable to improved trading results and increased customer activity. The increase in spreads earned on foreign exchange option-linked deposits and other instruments offered to retail and corporate customers also contributed to trading profit growth. Securities, derivatives and other trading fell by HK$63 million, due mainly to the decrease in turnover of interest rate option-linked products as customers became more focused on equity and foreign exchange-related activities. Compared with the second half of 2005, trading profits rose by HK$163 million, or 32.9 per cent, with improvements in both foreign exchange and securities, derivatives and other trading results.

Net interest expense on trading assets and liabilities for the first half of 2006 was HK$879 million, compared with net interest income of HK$44 million for the first half of 2005, due to the significant increase in structured deposits and other instruments issued in the trading portfolio.

Net income from financial instruments designated at fair value

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Net income/(expense) on assets designated at fair value which back insurance and investment contracts	**57**	31	(56)
Net change in fair value of other financial assets and liabilities designated at fair value	**(7)**	(5)	(2)
Net interest income on financial assets and liabilities designated at fair value	**32**	24	10
	82	50	(48)

Net income from financial instruments designated at fair value *(continued)*

Net income from financial instruments designated at fair value amounted to HK$82 million, compared with HK$50 million for the same period last year, mainly reflecting the improvement in investment returns on life insurance portfolios.

Other operating income

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Rental income from investment properties	**104**	100	107
Value of in-force long-term assurance business	**185**	160	156
Other	**103**	150	125
	392	410	388

Analysis of income from wealth management businesses

Figures in HK$m	**Half-year ended 30 June 2006**	Half-year ended 30 June 2005	Half-year ended 31 December 2005
Investment income:			
- retail investment products and funds under management [ǂ]	**724**	711	488
- private banking	**165**	103	85
- securities broking and related services	**439**	233	260
- margin trading	**30**	33	30
	1,358	1,080	863
Insurance income:			
- life insurance			
-- underwriting including embedded value	**350**	334	535
-- investment income [ǂǂ]	**347**	209	197
- general insurance and others	**156**	161	109
	853	704	841
Total	**2,211**	1,784	1,704

[ǂ] *Income from retail investment products and funds under management includes income reported under net fee income on the sale of unit trust funds and third party investment products. It also includes profits generated from the issue of structured investment products, reported under net trading income.*

[ǂǂ] *Investment income from insurance funds includes income reported as net interest income and net income from financial instruments designated at fair value.*

Wealth management income gained strong growth momentum in the first half of 2006, reporting rises of 23.9 per cent over the first half of 2005 and 29.8 per cent over the second half of 2005.

Investment services income rose by 25.7 per cent, benefiting from the buoyant equities market and good investment sentiment. Securities broking business grew in turnover and market share, riding on the active stock market and the success of marketing programmes and special offers to promote active trading, IPO subscriptions and the opening of securities accounts. Private banking continued to grow in customer base and business volume. Retail investment products achieved record sales, with equity, high-yield fixed income funds and market-linked instruments building on the success generated by capital-guaranteed funds in the past few years. The Bank also launched new equity, foreign exchange and other market-linked investment and deposit products that were designed to capture market growth trends and meet the diverse wealth management needs of customers.

Insurance income rose by 21.2 per cent to HK$853 million. Life insurance business continued on an encouraging growth trend, reporting a 37.1 per cent increase in annualised new premiums, gaining market share and raising its market share ranking in Hong Kong to second place. The Monthly Income Retirement Plan, which provides guaranteed income after retirement with flexible premium payment term options and choice of retirement age, has been very successful in capturing a share of the large and lucrative retirement plan market.

Loan impairment charges and other credit risk provisions

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Loan impairment (charges)/releases			
- individually assessed	**29**	(95)	(214)
- collectively assessed	**(63)**	(207)	(102)
	(34)	(302)	(316)
Of which:			
- new and additional	**(165)**	(666)	(404)
- releases	**97**	314	37
- recoveries	**34**	50	51
	(34)	(302)	(316)

Loan impairment charges and other credit risk provisions decreased by HK$268 million, or 88.7 per cent, to HK$34 million, reflecting benign credit conditions. There was a net release of HK$29 million on individually assessed provisions, mainly due to recoveries from certain commercial banking customers. Of the collectively assessed charges, HK$59 million was made on card and personal loan portfolios, a rise of 7.3 per cent over the same period last year. A charge of HK$4 million was made on advances not identified individually as impaired compared with a charge of HK$152 million made in the first half of 2005.

Operating expenses

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Employee compensation and benefits:			
- salaries and other costs	**1,218**	1,059	1,085
- retirement benefit costs	**59**	66	71
	1,277	1,125	1,156
General and administrative expenses:			
- rental expenses	**117**	98	109
- other premises and equipment	**350**	343	408
- other operating expenses	**440**	451	567
	907	892	1,084
Depreciation of business premises and equipment	**150**	135	145
Amortisation of intangible assets	**4**	4	5
	2,338	2,156	2,390
Cost efficiency ratio	**26.8 %**	26.7 %	29.4 %

Staff numbers by region[*]

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
Hong Kong	**7,524**	7,148	7,425
Mainland and others	**521**	377	420
Total	**8,045**	7,525	7,845

[*] *Full-time equivalent*

Operating expenses rose by HK$182 million, or 8.4 per cent, compared with the same period last year. Employee compensation and benefits increased by 13.5 per cent, due to the annual salary increment and the increase in number of staff. General and administrative expenses were up 1.7 per cent and depreciation charges rose by 11.1 per cent as a result of the increase in fair value of business premises.

The number of full-time equivalent staff increased by 200 compared with the previous year-end, with new staff hired to further strengthen the PFS and CMB relationship management teams and to support the expansion of the mainland China network and IT system development and enhancement.

The cost efficiency ratio for the first half of 2006 was 26.8 per cent, compared with 26.7 per cent and 29.4 per cent for the first and second halves of 2005 respectively.

Profit on disposal of fixed assets and financial investments

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Profit on disposal of available-for-sale securities	**126**	328	130
Profit less loss on disposal of fixed assets	**448**	20	(1)
	574	348	129

The profit on disposal of fixed assets and financial investments amounted to HK$574 million, an increase of 64.9 per cent over the same period last year. There was a HK$202 million reduction in profit from disposal of long-term equity securities. Profit on disposal of fixed assets, however, rose by HK$428 million to HK$448 million, mainly from the disposal of a commercial building situated in Central in Hong Kong.

Tax expenses

Taxation in the consolidated income statement represents:

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
Current tax			
Tax for the period	**1,378**	789	724
Deferred tax			
Origination and reversal of temporary differences	**(176)**	135	147
Total tax expenses	**1,202**	924	871

The current tax provision is based on the estimated assessable profit for the first half of 2006, and is determined for the Bank and its subsidiaries operating in Hong Kong by using the Hong Kong profits tax rate of 17.5 per cent (the same rate as in 2005). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used.

Deferred tax is calculated at the tax rates that are expected to apply in the year when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement except when it relates to items charged or credited directly to reserves, in which case the deferred tax is also recorded within reserves. The carrying amount of deferred tax assets/liabilities is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised.

Earnings per share

The calculation of earnings per share for the first half of 2006 is based on earnings of HK$6,190 million (HK$6,045 million for the first half of 2005) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first half of 2005).

Dividends per share

	Half-year ended 30 June 2006		*Half-year ended 30 June 2005*		*Half-year ended 31 December 2005*	
	HK$ per share	***HK$m***	*HK$ per share*	*HK$m*	*HK$ per share*	*HK$m*
First interim	**1.10**	**2,103**	1.10	2,103	–	–
Second interim	**1.10**	**2,103**	1.10	2,103	–	–
Third interim	–	–	–	–	1.10	2,103
Fourth interim	–	–	–	–	1.90	3,633
	2.20	**4,206**	2.20	4,206	3.00	5,736

Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct cost incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the 'Other' customer group and inter-segment expenses for the respective customer groups.

Segmental analysis *(continued)*

(a) By customer group

The Group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in interbank and capital market activities and proprietary trading. Treasury also manages the funding and liquidity positions of the Group and other market risk positions arising from banking activities. 'Other' mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

Pre-tax profit contributed by the customer groups for the periods as indicated is set out in the table below. More customer group analysis and discussions are set out in the 'Customer group performance' section on pages 7 to12.

Figures in HK$m	*Personal Financial Services*	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Half-year ended 30 June 2006							
Profit before tax	**3,897**	**1,096**	**271**	**506**	**1,743**	**–**	**7,513**
Share of pre-tax profit	**51.9%**	**14.6%**	**3.6%**	**6.7%**	**23.2%**	**–**	**100.0%**
Half-year ended 30 June 2005							
Profit before tax	3,970	437	171	784	1,700	–	7,062
Share of pre-tax profit	56.2%	6.2%	2.4%	11.1%	24.1%	–	100.0%
Half-year ended 31 December 2005							
Profit before tax	3,716	641	336	288	1,315	–	6,296
Share of pre-tax profit	59.0%	10.2%	5.3%	4.6%	20.9%	–	100.0%

Segmental analysis *(continued)*

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

Figures in HK$m	***Hong Kong***	***Americas***	***Mainland and other***	***Total***
Half-year ended 30 June 2006				
Total operating income	**11,666**	**573**	**157**	**12,396**
Profit before tax	**6,668**	**558**	**287**	**7,513**
Capital expenditure incurred	**130**	**–**	**12**	**142**
At 30 June 2006				
Total assets	**539,776**	**63,216**	**25,297**	**628,289**
Total liabilities	**567,193**	**6,782**	**9,316**	**583,291**
Contingent liabilities and commitments	**146,988**	**–**	**9,197**	**156,185**
Half-year ended 30 June 2005				
Total operating income	9,441	962	96	10,499
Profit before tax	5,877	947	238	7,062
Capital expenditure incurred	81	–	16	97
At 30 June 2005				
Total assets	487,581	64,811	19,841	572,233
Total liabilities	512,998	10,095	6,709	529,802
Contingent liabilities and commitments	138,219	–	3,429	141,648

Segmental analysis *(continued)*

(b) By geographical region *(continued)*

Figures in HK$m	*Hong Kong*	*Americas*	*Mainland and other*	*Total*
Half-year ended 31 December 2005				
Total operating income	11,936	682	129	12,747
Profit before tax	5,376	667	253	6,296
Capital expenditure incurred	125	–	9	134
At 31 December 2005				
Total assets	497,406	60,845	22,569	580,820
Total liabilities	520,260	9,395	7,435	537,090
Contingent liabilities and commitments	137,536	–	3,973	141,509

Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as 'Repayable on demand'.

Figures in HK$m	*Repayable on demand*	*Three months or less but not on demand*	*Three months to one year*	*One year to five years*	*Over five years*	*Undated*	*Total*
Assets							
Cash and balances with banks and other financial institutions	**13,763**	**-**	**-**	**-**	**-**	**-**	**13,763**
Placings with and advances to banks and other financial institutions	**9,146**	**69,689**	**3,628**	**100**	**-**	**-**	**82,563**
Trading assets	**14,543**	**-**	**-**	**-**	**-**	**-**	**14,543**
Financial assets designated at fair value	**-**	**41**	**298**	**1,460**	**2,679**	**1,951**	**6,429**
Derivative financial instruments	**1,631**	**30**	**71**	**277**	**152**	**-**	**2,161**
Advances to customers	**14,922**	**29,248**	**38,550**	**88,183**	**95,602**	**-**	**266,505**
Financial investments	**58**	**22,001**	**36,506**	**138,026**	**14,013**	**1,351**	**211,955**
Investments in associates	**-**	**-**	**-**	**-**	**-**	**3,267**	**3,267**
Investment properties	**-**	**-**	**-**	**-**	**-**	**3,161**	**3,161**
Premises, plant and equipment	**-**	**-**	**-**	**-**	**-**	**6,553**	**6,553**
Interest in leasehold land held for own use under operating lease	**-**	**-**	**-**	**-**	**-**	**587**	**587**
Intangible assets	**-**	**-**	**-**	**-**	**-**	**1,857**	**1,857**
Other assets	**5,180**	**7,398**	**1,001**	**418**	**4**	**944**	**14,945**
At 30 June 2006	**59,243**	**128,407**	**80,054**	**228,464**	**112,450**	**19,671**	**628,289**
At 30 June 2005	40,599	111,720	76,324	222,444	102,633	18,513	572,233
At 31 December 2005	57,790	97,970	74,642	220,176	110,087	20,155	580,820

Analysis of assets and liabilities by remaining maturity *(continued)*

Figures in HK$m	*Repayable on demand*	*Three months or less but not on demand*	*Three months to one year*	*One year to five years*	*Over five years*	*Undated*	*Total*
Liabilities							
Current, savings and other deposit accounts	**250,973**	**188,149**	**8,042**	**933**	**-**	**-**	**448,097**
Deposits from banks	**9,999**	**11,764**	**368**	**-**	**-**	**-**	**22,131**
Trading liabilities	**61,630**	**-**	**-**	**-**	**-**	**-**	**61,630**
Financial liabilities designated at fair value	**-**	**-**	**-**	**-**	**995**	**(45)**	**950**
Derivative financial instruments	**1,733**	**21**	**197**	**303**	**2**	**-**	**2,256**
Certificates of deposit and other debt securities in issue	**-**	**79**	**755**	**7,478**	**-**	**-**	**8,312**
Other liabilities	**5,231**	**4,554**	**571**	**42**	**106**	**317**	**10,821**
Liabilities to customers under investment contracts	**-**	**-**	**-**	**-**	**-**	**544**	**544**
Liabilities to customers under insurance contracts	**-**	**-**	**-**	**-**	**-**	**18,877**	**18,877**
Deferred tax and current tax liabilities	**1**	**8**	**1,411**	**-**	**-**	**1,248**	**2,668**
Subordinated liabilities	**-**	**-**	**-**	**-**	**7,005**	**-**	**7,005**
At 30 June 2006	**329,567**	**204,575**	**11,344**	**8,756**	**8,108**	**20,941**	**583,291**
At 30 June 2005	273,285	213,445	13,321	12,571	3,518	13,662	529,802
At 31 December 2005	289,758	207,494	8,478	9,148	4,690	17,522	537,090

Cash and balances with banks and other financial institutions

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Cash in hand	**5,229**	4,172	4,772
Balances with central banks	**323**	405	303
Balances with banks and other financial institutions	**8,211**	3,239	4,126
	13,763	7,816	9,201

Placings with and advances to banks and other financial institutions

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Placings with and advances to banks and other financial institutions maturing within one month	**61,425**	43,150	54,338
Placings with and advances to banks and other financial institutions maturing after one month	**21,138**	22,832	14,948
	82,563	65,982	69,286

Trading assets

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Treasury bills	**7,966**	1,843	2,594
Certificates of deposit	**294**	1,017	538
Other debt securities	**6,269**	10,920	9,440
Debt securities	**14,529**	13,780	12,572
Equity shares	**14**	32	28
	14,543	13,812	12,600
Debt securities:			
- listed in Hong Kong	**874**	908	767
- listed outside Hong Kong	**164**	—	—
	1,038	908	767
- unlisted	**13,491**	12,872	11,805
	14,529	13,780	12,572
Equity shares:			
- listed in Hong Kong	**14**	14	17
- unlisted	**—**	18	11
	14	32	28
	14,543	13,812	12,600
Debt securities:			
Issued by public bodies:			
- central governments and central banks	**10,188**	4,679	5,625
- other public sector entities	**1,163**	1,491	1,489
	11,351	6,170	7,114
Issued by other bodies:			
- banks and other financial institutions	**1,945**	4,281	2,836
- corporate entities	**1,233**	3,329	2,622
	3,178	7,610	5,458
Equity shares:			
Issued by corporate entities	**14**	32	28
	14,543	13,812	12,600

Financial assets designated at fair value

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Certificates of deposit	**234**	190	194
Other debt securities	**3,906**	2,392	4,075
Debt securities	**4,140**	2,582	4,269
Equity shares	**2,289**	1,161	1,758
	6,429	3,743	6,027
Debt securities:			
- listed in Hong Kong	**101**	106	100
- listed outside Hong Kong	**30**	20	22
	131	126	122
- unlisted	**4,009**	2,456	4,147
	4,140	2,582	4,269
Equity shares:			
- listed in Hong Kong	**918**	576	732
- listed outside Hong Kong	**1,069**	538	979
	1,987	1,114	1,711
- unlisted	**302**	47	47
	2,289	1,161	1,758
	6,429	3,743	6,027
Debt securities:			
Issued by public bodies:			
- central governments and central banks	**846**	875	865
- other public sector entities	**287**	420	295
	1,133	1,295	1,160
Issued by other bodies:			
- banks and other financial institutions	**2,888**	1,140	2,937
- corporate entities	**119**	147	172
	3,007	1,287	3,109
Equity shares:			
Issued by corporate entities	**2,289**	1,161	1,758
	6,429	3,743	6,027

Financial assets are designated at fair value, usually together with the related liabilities or derivative financial instruments, primarily for the purpose of eliminating or significantly reducing the accounting mismatch. The figures also include those financial assets of the life insurance funds designated at fair value for backing policyholder liabilities.

Advances to customers

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Gross advances to customers	**267,393**	261,713	261,714
Loan impairment allowances:			
- individually assessed	**(377)**	(733)	(524)
- collectively assessed	**(511)**	(468)	(510)
	266,505	260,512	260,680
Included in advances to customers are:			
- trade bills	**3,577**	3,015	3,024
- loan impairment allowances	**(15)**	(12)	(14)
	3,562	3,003	3,010

Loan impairment allowances against advances to customers

Figures in HK$m	***Individually assessed***	***Collectively assessed***	***Total***
At 1 January 2006	**524**	**510**	**1,034**
Amounts written off	**(119)**	**(81)**	**(200)**
Recoveries of advances written off in previous years	**15**	**19**	**34**
New impairment allowances charged to income statement	**83**	**82**	**165**
Impairment allowances released to income statement	**(112)**	**(19)**	**(131)**
Unwind of discount of loan impairment allowances	**(14)**	**–**	**(14)**
At 30 June 2006	**377**	**511**	**888**

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June 2006	*At 30 June 2005*	*At 31 December 2005*
	%	%	%
Loan impairment allowances			
- individually assessed	**0.14**	0.28	0.20
- collectively assessed	**0.19**	0.18	0.19
Total loan impairment allowances	**0.33**	0.46	0.39

Total loan impairment allowances as a percentage of gross advances to customers stood at 0.33 per cent at 30 June 2006, compared with 0.39 per cent at the previous year-end. Individually assessed allowances as a percentage of gross advances fell to 0.14 per cent, reflecting recoveries from doubtful accounts and writing off of irrecoverable balances against impairment allowances.

Impaired advances and allowances

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Gross impaired advances	**1,209**	1,946	1,433
Individually assessed allowances	**(377)**	(760)	(558)
Net impaired advances	**832**	1,186	875
Individually assessed allowances as a percentage of gross impaired advances	**31.2 %**	39.1 %	38.9 %
Gross impaired advances as a percentage of gross advances to customers	**0.4 %**	0.7 %	0.5 %

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

Gross impaired advances as a percentage of gross advances to customers stood at 0.4 per cent and 0.5 per cent at 30 June 2006 and 31 December 2005 respectively. Gross impaired advances were HK$1,209 million, 15.6 per cent lower than at the last year-end, mainly due to the recovery and upgrading of certain commercial banking accounts.

Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 30 June 2006		*At 30 June 2005*		*At 31 December 2005*	
	HK$m	***%***	*HK$m*	*%*	*HK$m*	*%*
Gross advances to customers that have been overdue with respect to either principal or interest for periods of:						
- six months or less but over three months	**538**	**0.2**	500	0.2	482	0.2
- one year or less but over six months	**337**	**0.1**	224	0.1	211	0.1
- over one year	**149**	**0.1**	423	0.1	169	–
	1,024	**0.4**	1,147	0.4	862	0.3

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Overdue advances increased by HK$162 million to HK$1,024 million at 30 June 2006, representing 0.4 per cent of gross advances to customers. The increase was attributable to residential mortgage and commercial banking accounts.

Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 30 June 2006		*At 30 June 2005*		*At 31 December 2005*	
	HK$m	***%***	*HK$m*	*%*	*HK$m*	*%*
Rescheduled advances to customers	**349**	**0.1**	357	0.1	361	0.1

Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to twelve months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers (page 43).

Rescheduled advances fell by HK$12 million, or 3.3 per cent, to HK$349 million at 30 June 2006, representing only 0.1 per cent of gross advances to customers.

Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty. At 30 June 2006, over 90 per cent of the Group's advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong (unchanged from the positions at 30 June 2005 and 31 December 2005).

Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the Hong Kong Monetary Authority ('HKMA') is as follows:

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Gross advances to customers for use in Hong Kong			
Industrial, commercial and financial sectors			
Property development	**15,728**	15,048	16,446
Property investment	**47,617**	41,986	45,964
Financial concerns	**2,108**	4,399	968
Stockbrokers	**288**	298	221
Wholesale and retail trade	**5,972**	5,244	5,562
Manufacturing	**6,894**	6,305	6,429
Transport and transport equipment	**11,578**	12,080	11,919
Other	**20,615**	25,000	22,960
	110,800	110,360	110,469
Individuals			
Advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**21,377**	24,713	22,879
Advances for the purchase of other residential properties	**82,778**	81,545	81,318
Credit card advances	**7,585**	6,583	7,735
Other	**8,058**	7,385	7,563
	119,798	120,226	119,495
Total gross advances for use in Hong Kong	**230,598**	230,586	229,964
Trade finance	**18,968**	16,910	15,874
Gross advances for use outside Hong Kong	**17,827**	14,217	15,876
Gross advances to customers	**267,393**	261,713	261,714

Gross advances to customers rose by 2.2 per cent, compared with the previous year-end.

During the first half of 2006, lending to the property investment sector, financial concerns sector (including investment companies) and stockbrokers recorded satisfactory growth, benefiting from the buoyant investment market. The encouraging 9.9 per cent loan growth recorded by CMB was the result of 19.5 per cent rise in trade finance, a 7.4 per cent increase in lending to the wholesale and retail trade, and 7.2 per cent growth in manufacturing sector loans. Falls in lending to the property development and 'Other' sectors, which include conglomerate enterprises, reflect repayments by large corporate customers, and are in line with the Bank's strategy to diversify its loan portfolio.

Gross advances to customers by industry sector *(continued)*

Excluding the fall in mortgages under the suspended Government Home Ownership Scheme, lending to individuals grew by HK$1,805 million, or 1.9 per cent. Residential mortgages rose by 1.8 per cent and gained market share amid intensely competitive conditions. Personal loans (reported under the 'Other' category) rose by 16.8 per cent, reflecting PFS's continued efforts to expand its consumer finance business. Card advances fell by 1.9 per cent, due to the repayment of tax bill payment balances at the previous year-end.. Year on year, card advances rose by 15.2 per cent.

Loans for use outside Hong Kong increased by HK$1,951 million, or 12.3 per cent, over the previous year-end, reflecting the 21.7 per cent expansion of lending by mainland China branches to reach HK$12,783 million at 30 June 2006. Encouraging growth was recorded for both foreign currency and renminbi lending to CIB and CMB customers and residential mortgages.

Financial investments

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Available-for-sale at fair value			
- debt securities	**197,934**	183,030	177,813
- equity shares	**1,656**	1,560	1,360
Held-to-maturity debt securities			
at amortised cost	**12,365**	8,361	10,731
	211,955	192,951	189,904
Fair value of held-to-maturity debt securities	**11,853**	8,818	10,778
Treasury bills	**78**	4,604	4,816
Certificates of deposit	**25,572**	31,738	27,048
Other debt securities	**184,649**	155,049	156,680
Debt securities	**210,299**	191,391	188,544
Equity shares	**1,656**	1,560	1,360
	211,955	192,951	189,904
Debt securities:			
- listed in Hong Kong	**2,999**	5,147	3,008
- listed outside Hong Kong	**1,898**	1,676	1,947
	4,897	6,823	4,955
- unlisted	**205,402**	184,568	183,589
	210,299	191,391	188,544
Equity shares:			
- listed in Hong Kong	**1,214**	678	1,049
- listed outside Hong Kong	**220**	132	186
	1,434	810	1,235
- unlisted	**222**	750	125
	1,656	1,560	1,360
	211,955	192,951	189,904
Fair value of listed financial investments	**6,305**	7,675	6,209
Debt securities:			
Issued by public bodies:			
- central governments and central banks	**10,306**	19,603	15,981
- other public sector entities	**7,892**	10,753	8,667
	18,198	30,356	24,648
Issued by other bodies:			
- banks and other financial institutions	**176,785**	145,843	149,557
- corporate entities	**15,316**	15,192	14,339
	192,101	161,035	163,896
Equity shares:			
Issued by corporate entities	**1,656**	1,560	1,360
	211,955	192,951	189,904

Financial investments *(continued)*

Available-for-sale investments include treasury bills, certificates of deposit, other debt securities and equity shares intended to be held for an indefinite period of time, but which may be sold in response to needs for liquidity or changes in the market environment. Available-for-sale investments are carried at fair value with the gains and losses from change in fair value recognised through equity reserves.

Held-to-maturity debt securities are stated at amortised cost. Where debt securities have been purchased at a premium or discount, the carrying value of the security is adjusted to reflect the effective interest rate of the debt security taking into account such premium or discount.

Amounts due from/to immediate holding company and fellow subsidiary companies

At balance sheet dates, the amounts due from/to the Bank's immediate holding company and fellow subsidiary companies, included in the assets and liabilities balances of the consolidated balance sheet, are analysed as follows:

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Amounts due from:			
Cash and balances with banks and other financial institutions	**5,036**	1,013	718
Placings with and advances to banks and other financial institutions	**2,067**	4,619	3,495
Trading assets	**–**	50	50
Financial assets designated at fair value	**2,202**	155	2,299
Derivative financial instruments	**231**	193	145
Financial investments	**1,036**	1,236	1,135
Other assets	**45**	35	29
	10,617	7,301	7,871
Amounts due to:			
Customer accounts	**157**	136	167
Deposits from banks	**2,780**	9,946	5,136
Derivative financial instruments	**663**	468	488
Subordinated liabilities	**2,019**	–	2,016
Other liabilities	**294**	302	361
	5,913	10,852	8,168

Investments in associates

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Share of net assets	**2,945**	2,138	2,611
Goodwill	**322**	311	318
	3,267	2,449	2,929

Intangible assets

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Value of in-force long-term assurance business	**1,750**	1,409	1,565
Internal developed software	**93**	—	56
Other intangible assets	**14**	17	15
	1,857	1,426	1,636

Other assets

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Items in the course of collection from other banks	**4,652**	3,858	8,068
Prepayments and accrued income	**4,045**	2,727	3,016
Deferred tax assets	**1**	7	9
Non current assets held for sale	**232**	237	216
Acceptances and endorsements[♦]	**2,701**	2,514	2,371
Other accounts	**3,314**	1,574	1,545
	14,945	10,917	15,225

[♦] In accordance with Hong Kong Accounting Standard 39 'Financial Instruments: Recognition and Measurement' ('HKAS 39'), acceptances and endorsements are recognised on the balance sheet in 'Other assets' and 'Other liabilities'.

Current, savings and other deposit accounts

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Current, savings and other deposit accounts:			
- as per consolidated balance sheet	**448,097**	430,395	430,995
- structured deposits reported as trading liabilities	**33,414**	7,475	24,422
	481,511	437,870	455,417
By type:			
- demand and current accounts	**26,579**	29,583	27,248
- savings accounts	**195,488**	212,344	188,839
- time and other deposits	**259,444**	195,943	239,330
	481,511	437,870	455,417

Certificates of deposit and other debt securities in issue

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Certificates of deposit and other debt securities in issue:			
- as per consolidated balance sheet	**8,312**	11,158	10,023
- structured certificates of deposit and other debt securities in issue reported as trading liabilities	**15,056**	9,836	13,616
	23,368	20,994	23,639
By type:			
- certificates of deposit in issue	**19,893**	20,839	22,525
- other debt securities in issue	**3,475**	155	1,114
	23,368	20,994	23,639

Customer deposits and certificates and other debt securities in issue rose by 5.4 per cent to HK$504.9 billion. This included 27.4 per cent growth in structured deposits, structured certificates of deposit and other debt securities in issue, reflecting strong customer demand for yield enhancement investment and deposit products. Deposits of mainland China branches grew by 11.2 per cent during the first half of 2006.

Trading liabilities

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Structured certificates of deposit and other debt securities in issue	**15,056**	9,836	13,616
Structured deposits	**33,414**	7,475	24,422
Short positions in securities	**13,160**	7,047	7,766
	61,630	24,358	45,804

Trading liabilities include customer deposits and certificates of deposit with embedded options or other derivatives, the market risk of which was managed in the trading book.

Other liabilities

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Items in the course of transmission to other banks	**5,022**	5,629	6,517
Accruals	**1,864**	1,124	1,653
Acceptances and endorsements[♦]	**2,701**	2,514	2,371
Other	**1,234**	1,113	3,597
	10,821	10,380	14,138

[♦] In accordance with HKAS 39, acceptances and endorsements are recognised on the balance sheet in 'Other assets' and 'Other liabilities'.

Subordinated liabilities

Figures in HK$m		***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Nominal value	Description			
Amount owed to third parties				
HK$1,500 million	Callable floating rate subordinated notes due June 2015	**1,491**	1,496	1,495
HK$1,000 million	4.125 per cent callable fixed rate subordinated notes due June 2015	**950**	995	967
US$450 million	Callable floating rate subordinated notes due July 2016	**3,495**	–	–
Amount owed to HSBC Group undertakings				
US$260 million	Callable floating rate subordinated loan debt due December 2015	**2,019**	–	2,016
		7,955	2,491	4,478
Representing:				
- measured at amortised cost		**7,005**	1,496	3,511
- designated at fair value		**950**	995	967
		7,955	2,491	4,478

In June 2006, the Bank contracted to issue floating-rate subordinated notes amounting to US$450 million that mature in July 2016 with a one-time call option exercisable by the Bank in July 2011. The notes were issued at the price of 99.869 per cent, bearing interest at the rate of three-month dollar LIBOR plus 0.30 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month dollar LIBOR plus 0.80 per cent payable quarterly. The notes, which qualify as tier 2 capital, serve to maintain a more balanced capital structure and support business growth.

Shareholders' funds

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Share capital	**9,559**	9,559	9,559
Retained profits	**28,627**	26,222	26,052
Premises revaluation reserve	**3,522**	3,387	3,543
Cash flow hedges reserve	**(532)**	(256)	(483)
Available-for-sale investment reserve	**37**	294	(17)
Capital redemption reserve	**99**	99	99
Other reserves	**303**	92	185
Total reserves	**32,056**	29,838	29,379
	41,615	39,397	38,938
Proposed dividends	**2,103**	2,103	3,633
Shareholders' funds	**43,718**	41,500	42,571
Return on average shareholders' funds	**29.0 %**	29.7 %	25.2 %

Save for the contracted issuance of subordinated notes of US$450 million, there was no purchase, sale or redemption of the Group's listed securities by the Bank or any of its subsidiaries during the six months ended 30 June 2006.

Shareholders' funds (excluding proposed dividends) rose by HK$2;677 million, or 6.9 per cent, to HK$41,615 million at 30 June 2006, mainly due to the growth in retained profits, which include the realisation of property revaluation reserves on properties disposed of during the first half of 2006, and surplus on property revaluation.

The return on average shareholders' funds was 29.0 per cent, compared with 29.7 per cent and 25.2 per cent for the first and second halves of 2005 respectively.

Capital resources management

Analysis of capital base and risk-weighted assets

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*	*At 31 December 2005*
Capital base			
Tier 1 capital			
- Share capital	**9,559**	9,559	9,559
- Retained profits	**25,002**	21,829	21,439
- Classified as regulatory reserve	**(511)**	(468)	(510)
- Capital redemption reserve	**99**	99	99
- Less: goodwill	**(322)**	(311)	(318)
- Total	**33,827**	30,708	30,269
Tier 2 capital			
- Property revaluation reserve	**4,443**	4,710	5,114
- Available-for-sale investment and equity revaluation reserve	**24**	350	(5)
- Collective impairment allowances	**511**	468	510
- Regulatory reserve	**511**	468	510
- Term subordinated debt	**7,955**	2,491	4,479
- Total	**13,444**	8,487	10,608
Unconsolidated investments and other deductions	**(3,779)**	(2,871)	(3,444)
Total capital base after deductions	**43,492**	36,324	37,433
Risk-weighted assets			
On-balance sheet	**290,447**	276,339	277,617
Off-balance sheet	**14,962**	17,698	14,739
Total risk-weighted assets	**305,409**	294,037	292,356
Total risk-weighted assets adjusted for market risk	**306,668**	292,331	291,570
Capital adequacy ratios			
After adjusting for market risk			
- Tier 1*	**11.0 %**	10.5 %	10.4 %
- Total*	**14.2 %**	12.4 %	12.8 %
Before adjusting for market risk			
- Tier 1	**11.1 %**	10.4 %	10.4 %
- Total	**14.2 %**	12.4 %	12.8 %

* *The capital ratios take into account market risks in accordance with the relevant HKMA guideline under the Supervisory Policy Manual.*

In accordance with the HKMA guideline *'Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting'*, the Group has earmarked a 'regulatory reserve' from retained profits. This regulatory reserve is included as tier 2 capital together with the Group's collective impairment allowances.

Capital resources management *(continued)*

The total capital ratio rose by 1.4 percentage points to 14.2 per cent at 30 June 2006, compared with 12.8 per cent at 31 December 2005. The tier 1 ratio increased from 10.4 per cent to 11.0 per cent. The capital base increased by HK$6,059 million to HK$43,492 million, mainly due to the increase in retained profits (including the realisation of property revaluation reserves on disposed properties) and the issue of US$450 million subordinated notes, which qualify as tier 2 capital. Risk-weighted assets adjusted for market risk grew by 5.2 per cent, attributable to the increase in advances to customers and financial investments.

Liquidity ratio

The average liquidity ratio for the period, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended 30 June 2006	*Half-year ended 30 June 2005*	*Half-year ended 31 December 2005*
The Bank and its major banking subsidiaries	**50.9 %**	43.6 %	46.6 %

Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

Figures in HK$m	***Half-year ended 30 June 2006***	*Half-year ended 30 June 2005*
Operating profit	**6,353**	5,632
Net interest income	**(6,375)**	(5,264)
Dividend income	**(31)**	(37)
Loan impairment charges and other credit risk provisions	**34**	302
Depreciation	**150**	135
Amortisation of intangible assets	**4**	4
Amortisation of available-for-sale investments	**(222)**	7
Amortisation of held-to-maturity debt securities	**–**	1
Advances written off net of recoveries	**(166)**	(112)
Interest received	**10,530**	5,091
Interest paid	**(6,609)**	(2,537)
Operating profit before changes in working capital	**3,668**	3,222
Change in treasury bills and certificates of deposit with original maturity more than three months	**4,505**	1,277
Change in placings with and advances to banks maturing after one month	**(6,190)**	(5,350)
Change in trading assets	**4,831**	3,132
Change in financial assets designated at fair value	**78**	299
Change in derivative financial instruments	**18**	(167)
Change in advances to customers	**(5,693)**	(8,856)
Change in other assets	**(2,271)**	(171)
Change in current, savings and other deposit accounts	**17,102**	(9,789)
Change in deposits from banks	**10,080**	22,804
Change in trading liabilities	**15,826**	7,817
Change in certificates of deposit and other debt securities in issue	**(1,711)**	(1,454)
Change in other liabilities	**(600)**	(731)
Change in liabilities to customers under insurance contract	**10**	–
Change in financial liabilities designated at fair value	**(17)**	(1)
Elimination of exchange differences and other non-cash items	**(1,149)**	(1,094)
Cash generated from operating activities	**38,487**	10,938
Taxation paid	**(407)**	(222)
Net cash inflow from operating activities	**38,080**	10,716

Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

Figures in HK$m	***At 30 June 2006***	*At 30 June 2005*
Cash and balances with banks and other financial institutions	**13,763**	7,816
Placings with and advances to banks and other financial institutions maturing within one month	**59,056**	41,614
Treasury bills	**6,852**	1,033
Certificates of deposit	**1,191**	2
	80,862	50,465

Contingent liabilities, commitments and derivatives

Figures in HK$m	***Contract amount***	***Credit equivalent amount***	***Risk-weighted amount***
At 30 June 2006			
Contingent liabilities:			
Guarantees	**3,604**	**3,364**	**3,172**
Commitments:			
Documentary credits and short-term trade-related transactions	**8,820**	**1,770**	**1,755**
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	**124,080**	**–**	**–**
- one year and over	**19,454**	**9,727**	**8,953**
Other	**227**	**227**	**227**
	152,581	**11,724**	**10,935**
Exchange rate contracts:			
Spot and forward foreign exchange	**253,985**	**2,404**	**526**
Other exchange rate contracts	**49,693**	**414**	**97**
	303,678	**2,818**	**623**
Interest rate contracts:			
Interest rate swaps	**155,362**	**1,627**	**340**
Other interest rate contracts	**4,220**	**10**	**2**
	159,582	**1,637**	**342**
Other derivative contracts	**4,916**	**267**	**65**

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2005			
Contingent liabilities:			
Guarantees	6,266	6,035	3,336
Commitments:			
Documentary credits and short-term trade-related transactions	8,845	1,782	1,764
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	100,918	–	–
- one year and over	25,593	12,796	11,770
Other	26	26	26
	135,382	14,604	13,560
Exchange rate contracts:			
Spot and forward foreign exchange	131,827	1,346	341
Other exchange rate contracts	31,916	382	118
	163,743	1,728	459
Interest rate contracts:			
Interest rate swaps	169,762	1,476	406
Other interest rate contracts	1,669	8	3
	171,431	1,484	409
Other derivative contracts	311	17	9

Contingent liabilities, commitments and derivatives *(continued)*

Figures in HK$m	*Contract amount*	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2005			
Contingent liabilities:			
Guarantees	4,133	3,907	3,131
Commitments:			
Documentary credits and short-term trade-related transactions	7,402	1,480	1,480
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- under one year	109,369	–	–
- one year and over	20,385	10,193	9,158
Other	220	220	220
	137,376	11,893	10,858
Exchange rate contracts:			
Spot and forward foreign exchange	188,088	1,426	333
Other exchange rate contracts	15,176	193	48
	203,264	1,619	381
Interest rate contracts:			
Interest rate swaps	161,083	1,472	308
Other interest rate contracts	4,255	20	4
	165,338	1,492	312
Other derivative contracts	1,194	86	17

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Third Schedule of the Hong Kong Banking Ordinance ('the Third Schedule') on capital adequacy and depend on the status of the counterparty and the maturity characteristics. The risk weights used range from 0 per cent to 100 per cent for contingent liabilities and commitments, and from 0 per cent to 50 per cent for exchange rate, interest rate and other derivative contracts.

In accordance with the Third Schedule, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Contingent liabilities, commitments and derivatives *(continued)*

In accordance with HKAS 39, acceptances and endorsements are recognised on the balance sheet in 'Other assets' and 'Other liabilities'. These acceptances and endorsements are included in the capital adequacy calculation as contingencies in accordance with the Third Schedule.

Off-balance sheet financial instruments arise from futures, forward, swap and option transactions undertaken in the foreign exchange, interest rate and equity markets.

The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date and do not represent amounts at risk. The credit equivalent amount of these instruments is measured as the sum of positive marked-to-market values and the potential future credit exposure in accordance with the Third Schedule.

Derivative financial instruments are held for trading, as financial instruments designated at fair value, or designated as either fair value hedge or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities of each class of derivatives.

	At 30 June 2006		*At 30 June 2005*		*At 31 December 2005*	
Figures in HK$m	***Trading/ designated at fair value***	***Hedging***	*Trading/ designated at fair value*	*Hedging*	*Trading/ designated at fair value*	*Hedging*
Contract amounts:						
Interest rate contracts	**107,608**	**51,974**	103,968	67,463	102,233	63,105
Exchange rate contracts	**303,678**	–	163,743	–	203,264	–
Other derivative contracts	**4,916**	–	311	–	1,194	–
	416,202	**51,974**	268,002	67,463	306,691	63,105
Derivative assets:						
Interest rate contracts	**688**	**480**	675	223	481	454
Exchange rate contracts	**983**	–	647	–	776	–
Other derivative contracts	**10**	–	7	–	4	–
	1,681	**480**	1,329	223	1,261	454
Derivative liabilities:						
Interest rate contracts	**999**	**507**	847	591	998	457
Exchange rate contracts	**578**	–	412	–	310	–
Other derivative contracts	**172**	–	7	–	27	–
	1,749	**507**	1,266	591	1,335	457

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

Cross-border claims

Cross-border claims include receivables and loans and advances, and balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments, as well as accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institution, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims are shown as follows:

Figures in HK$m	***Banks & other financial institutions***	***Sovereign & public sector entities***	***Other***	***Total***
At 30 June 2006				
Asia-Pacific excluding Hong Kong:				
- Australia	**31,760**	**146**	**526**	**32,432**
- Other	**42,580**	**1,402**	**7,144**	**51,126**
	74,340	**1,548**	**7,670**	**83,558**
The Americas:				
- Canada	**18,902**	**3,628**	**2,775**	**25,305**
- Other	**21,351**	**2,602**	**9,029**	**32,982**
	40,253	**6,230**	**11,804**	**58,287**
Western Europe:				
- United Kingdom	**31,828**	**–**	**9,356**	**41,184**
- Other	**89,253**	**450**	**5,555**	**95,258**
	121,081	**450**	**14,911**	**136,442**
At 30 June 2005				
Asia-Pacific excluding Hong Kong:				
- Australia	25,194	61	954	26,209
- Other	27,760	1,600	6,197	35,557
	52,954	1,661	7,151	61,766
The Americas:				
- Canada	19,011	4,599	1,571	25,181
- Other	13,396	2,601	10,882	26,879
	32,407	7,200	12,453	52,060
Western Europe:				
- United Kingdom	25,206	15	6,897	32,118
- Other	79,498	2,577	6,757	88,832
	104,704	2,592	13,654	120,950

Cross-border claims *(continued)*

Figures in HK$m	*Banks & other financial institutions*	*Sovereign & public sector entities*	*Other*	*Total*
At 31 December 2005				
Asia-Pacific excluding Hong Kong:				
- Australia	23,961	144	712	24,817
- Other	38,140	1,447	6,882	46,469
	62,101	1,591	7,594	71,286
The Americas:				
- Canada	16,229	3,976	1,677	21,882
- Other	13,182	2,460	10,712	26,354
	29,411	6,436	12,389	48,236
Western Europe:				
- United Kingdom	23,008	—	7,842	30,850
- Other	81,089	1,430	6,207	88,726
	104,097	1,430	14,049	119,576

Additional information

1. Accounting policies

The accounting policies applied in preparing this press release are the same as those applied in preparing the financial statements for the year ended 31 December 2005, as disclosed in the Annual Report and Financial Statements for 2005 except for the following:

Amendments to Hong Kong Accounting Standard 39 ('HKAS 39') and Hong Kong Financial Reporting Standard 4 'Financial Instruments: Recognition and Measurement and Insurance Contracts - Financial Guarantee Contracts'

In prior years, financial guarantee contracts were accounted for under HKAS 37 'Provisions, Contingent Liabilities and Contingent Assets' as contingent liabilities and were disclosed as off-balance sheet items.

With effect from 1 January 2006 and in accordance with the above amendments, financial guarantee contracts issued are recognised as financial liabilities and reported under 'Other liabilities'. Financial guarantees are recognised initially at fair value and subsequently measured as the higher of (a) the amount as provisions determined in accordance with HKAS 37; and (b) the amount initially recognised less cumulative amortisation.

Financial liabilities recorded under 'Other liabilities' at 30 June 2006 amounted to HK$4 million. No restatement of comparative figures was made as the amounts were immaterial.

2. Statement of compliance

This press release has been prepared in accordance with Hong Kong Accounting Standard ('HKAS') 34 'Interim Financial Reporting'. It also complies with the module on 'Interim Financial Disclosure by Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority ('HKMA').

3. Statutory accounts

The information in this press release is not audited and does not constitute statutory accounts.

Certain financial information in this press release is extracted from the statutory accounts for the year ended 31 December 2005, which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 6 March 2006.

4. Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

Additional information *(continued)*

5. Property revaluation

A revaluation of Hang Seng's premises and investment properties in Hong Kong was performed in June 2006 to reflect property market movements in the first half of 2006. The Group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for Group premises amounted to HK$582 million, of which HK$13 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$569 million was credited to the property revaluation reserve. Revaluation gains on investment properties of HK$305 million were recognised through the income statement in accordance with HKAS 40. The related deferred tax provisions for Group premises and investment properties were HK$102 million and HK$53 million respectively.

6. Market risk

Market risk is the risk that foreign exchange rates, interest rates or equity and commodity prices will move and result in profits or losses for the Group. The Group's market risk arises from customer-related business and from position taking.

Market risk is managed within risk limits approved by the Board of Directors and delegated to the Treasurer who will allocate the limits to the individual traders. Risk limits are set by product and risk type with market liquidity being a principal factor in determining the level of limits set. Limits are set using a combination of risk measurement techniques, including position limits, sensitivity limits, as well as value at risk ('VAR') limits at a portfolio level.

The Group adopts the risk management policies and risk measurement techniques developed by the HSBC Group. The daily risk monitoring process measures actual risk exposures against approved limits and triggers specific action to ensure the overall market risk is managed within an acceptable level.

VAR is a technique that estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. In line with the HSBC Group, Hang Seng's VAR calculation is predominantly based on historical simulation ('HS') effective 3 May 2005. Prior to May 2005, VAR calculation was predominantly based on variance/co-variance ('VCV'). HS uses scenarios derived from historical market rates, and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the last two years. The assumed holding period is a one-day period, reflecting the way the risk positions are managed. Aggregation of VAR from different risk types is based upon the assumption of independence between risk types. In recognition of the inherent limitations of VAR methodology, stress testing is performed to assess the impact of extreme events on market risk exposures.

The Group's VAR for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the first halves of 2006 and 2005 are shown in the tables below. The VAR figures for the first half of 2005 are based on four months' VCV and two months' HS.

Additional information *(continued)*

6. Market risk *(continued)*

VAR

Figures in HK$m	***At 30 June 2006***	***Minimum during the period***	***Maximum during the period***	***Average for the period***
VAR for all interest rate risk and foreign exchange risk	**47**	**47**	**119**	**86**
VAR for foreign exchange risk (trading)	**5**	**3**	**16**	**6**
VAR for interest rate risk				
- trading	**15**	**3**	**15**	**7**
- non-trading	**51**	**51**	**123**	**91**

Figures in HK$m	*At 30 June 2005*	*Minimum during the period*	*Maximum during the period*	*Average for the period*
VAR for all interest rate risk and foreign exchange risk	194	123	264	205
VAR for foreign exchange risk (trading)	2	—	3	1
VAR for interest rate risk				
- trading	1	1	21	6
- non-trading	194	122	261	201

The average daily revenue earned from market risk-related treasury activities for the first half of 2006, including non-trading book net interest income and funding related to trading positions, was HK$5 million (HK$7 million for the first half of 2005). The standard deviation of these daily revenues was HK$3 million (HK$5 million for the first half of 2005).

Interest rate risk arises in both the treasury trading and non-trading portfolios, which are managed by treasury under limits approved by the Board of Directors. The average daily revenue earned from treasury-related interest rate activities for the first half of 2006 was HK$1 million (HK$5 million for the first half of 2005).

The Group's foreign exchange exposures mainly comprise foreign exchange trading by treasury and currency exposures originated from its banking business. The latter are transferred to treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. The average one-day foreign exchange profit for the first half of 2006 was HK$4 million (HK$2 million for the first half of 2005).

Structural foreign exchange positions arising from capital investment in subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in Note 7, are managed by the Asset and Liability Management Committee.

Additional information *(continued)*

7. Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. At 30 June 2006, the US dollar (US$) was the only currency in which the Group had a non-structural foreign currency position that exceeded 10 per cent of the total net position in all foreign currencies.

Figures in HK$m	***At 30 June 2006***		*At 30 June 2005*		*At 31 December 2005*	
	US$	***RMB***	*US$*	*RMB*	*US$*	*RMB*
Non-structural position						
Spot assets	**202,537**	**8,960**	188,701	4,665	193,149	5,955
Spot liabilities	**(189,227)**	**(8,582)**	(177,851)	(4,526)	(168,513)	(6,008)
Forward purchases	**124,061**	**570**	61,568	384	84,026	439
Forward sales	**(129,724)**	**(827)**	(71,173)	(380)	(104,960)	(300)
Net options position	**25**	**–**	(4)	–	(77)	–
Net long non-structural position	**7,672**	**121**	1,241	143	3,625	86

At 30 June 2006, the Group's major structural foreign currency positions were US dollar and renminbi.

	At 30 June 2006		*At 30 June 2005*		*At 31 December 2005*	
	HK$m	***% of total net structural position***	*HK$m*	*% of total net structural position*	*HK$m*	*% of total net structural position*
Structural positions						
US dollar	**1,133**	**33.0**	1,037	33.0	1,035	32.5
Renminbi	**2,194**	**63.9**	1,997	63.6	2,043	64.1

8. Ultimate holding company

Hang Seng Bank is an indirectly held, 62.14 per cent-owned subsidiary of HSBC Holdings plc.

Additional information *(continued)*

9. Register of shareholders

The register of shareholders of Hang Seng Bank will be closed on Wednesday, 23 August 2006, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4 pm on Tuesday, 22 August 2006. The second interim dividend will be payable on Thursday, 31 August 2006 to shareholders on the register of shareholders of the Bank on Wednesday, 23 August 2006.

10. Proposed timetable for the remaining 2006 quarterly dividends

	Third interim dividend	*Fourth interim dividend*
Announcement	6 November 2006	5 March 2007
Book close date	20 December 2006	20 March 2007
Payment date	3 January 2007	30 March 2007

11. Press release

Copies of this press release may be obtained from the Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng's website http://www.hangseng.com.

The 2006 Interim Report and Financial Statements will be available from the same website on Monday, 31 July 2006 and will also be published on the website of The Stock Exchange of Hong Kong Limited in due course. Printed copies of the 2006 Interim Report and Financial Statements will be sent to shareholders in late August 2006 in accordance with the requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Press enquiries to:
Walter Cheung Telephone: (852) 2198 4020
Cecilia Ko Telephone: (852) 2198 4227